Exhibit 99

REFINITIV STREETEVENTS EDITED TRANSCRIPT MG.TO - Q2 2022 Magna International Inc Earnings Call EVENT DATE/TIME: JULY 29, 2022 / 12:00PM GMT REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call CORPORATE PARTICIPANTS Louis Tonelli Magna International Inc. - VP of IR Patrick W. D. McCann Magna International Inc. - Executive VP & CFO Seetarama Swamy Kotagiri Magna International Inc. - CEO & Director Vincent Joseph Galifi Magna International Inc. - President CONFERENCE CALL PARTICIPANTS Christopher Patrick McNally Evercore ISI Institutional Equities, Research Division - Senior MD Colin M. Langan Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Itay Michaeli Citigroup Inc., Research Division - Director & Global Head of Autos Sector James Albert Picariello BNP Paribas Exane, Research Division - Research Analyst John Joseph Murphy BofA Securities, Research Division - MD and Lead United States Auto Analyst Joseph Robert Spak RBC Capital Markets, Research Division - Autos and Leisure Analyst Mark Trevor Delaney Goldman Sachs Group, Inc., Research Division - Equity Analyst Michael Glen Peter Sklar BMO Capital Markets Equity Research - Analyst Rod Avraham Lache Wolfe Research, LLC - MD & Senior Analyst PRESENTATION Operator Greetings, and welcome to the Second Quarter 2022 results for Magna International . (Operator Instructions) As a reminder, this conference is being recorded Friday, July 29 , 2022 . I would now like to turn the conference over to Louis Tonelli, VP Investor Relations. Please go ahead. Louis Tonelli - Magna International Inc . - VP of IR Thanks, Silvana . Hello, everyone, and welcome to our conference call covering our Q 2 2022 results . Joining me today are Swamy Kotagiri, Vince Galifi and Pat McCann . Yesterday, our Board of Directors met and approved our financial results for Q 2 ' 22 . We issued a press release this morning outlining our results . You'll find the press release, today's conference call webcast, the slide presentation to go along with the call and our updated financial review, all in the Investor Relations section of our website at magna . com . Before we get started, just as a reminder, the discussion today may contain forward - looking information or forward - looking statements within the meaning of applicable securities legislation . Such statements involve certain risks, assumptions and uncertainties, which may cause the company's actual or future results and performance to be materially different from those expressed or implied in these statements . Please refer to today's press release for a complete description of our safe harbor disclaimer . Please also refer to the reminder slide included in today's deck related to our commentary today . And with that, I'll pass it over to Swamy . 2 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Thank you, Louis. Good morning, everyone. Happy to be here to provide a general update on Magna as well as our Q2 results. Key takeaways from today's call . Continuing challenges have impacted our Q 2 earnings . However, results were in line with our internal expectations . Once again, we generated organic sales outgrowth of weighted light vehicle production in the quarter, a trend we expect to continue in the second half of the year . We modestly increased our outlook for 2022 sales despite the recent strengthening of the U . S . dollar and we continue to make progress in our go - forward strategy, which will drive our business for years to come . I will briefly cover the current dynamics impacting the industry . We continue to experience supply constraints, including semiconductors . The China COVID lockdowns in the quarter created further supply chain bottlenecks that are still being felt in the industry . We do expect constraints to continue at least throughout ' 22 but expect improvement in the second half of the year relative to the first . Input costs remain at elevated levels . We remain highly focused on obtaining cost recoveries, have had some success, and we continue to have discussions with customers at various stages at various levels . The stronger U . S . dollar relative to other currencies, in which we operate, particularly the euro, is negatively impacting our reported results, and there is some risk going forward that high inflation and rising rates will impact auto consumers . In terms of tailwinds, dealer vehicle inventories remain low and underlying auto demand is relatively strong and constrained by the tight supply . These factors support improving production levels half of ' 22 , particularly as semiconductor availability improves and the China government recently announced economic stimulus that should help drive auto demand . Our second quarter earnings were in line with our expectations . Relative to the second quarter of 2021 , consolidated sales were $ 9 . 4 billion, up 4 % compared to a 2 % increase in global light vehicle production . On an organic basis, sales were up 12% , representing 4 % growth over market . In fact, our organic sales grew faster than production in each of North America, Europe, Asia and South America . EBIT margin declined 240 basis points to 3 . 8 % substantially as a result of higher net input costs . We also had operating inefficiencies at a best facility in Europe . The inefficiency has negatively impacted the second quarter by about 25 basis points . Our adjusted EPS fell to $ 0 . 83 for the quarter . On a U . S . GAAP reported basis, EPS declined to a loss of $ 0 . 54 , reflecting a noncash impairment charge on our investment in Russia that amounted to $ 1 . 24 . And free cash flow was $ 52 million in Q 2 , down year - over - year, but up $ 151 million sequentially from the first quarter of 2022 . During the quarter, we repurchased 3 . 5 million shares using $ 212 million in cash and paid out another $ 130 million to shareholders in the form of dividends . While we are keeping our focus squarely on the short - term challenges we are facing, we continue to invest and prepare for the future . Back in May, we held an Investor Day in Cognac, Michigan, where many of you had the opportunity to experience firsthand some of our leading - edge technologies . At that event, we also provided an update on our progress with our go - forward strategy, which focuses on accelerating deployment of capital towards high - growth areas, driving operational excellence and unlocking new business models in markets . We rolled this strategy after a year ago, and I'm pleased to report that we are executing on that strategy and in many areas performing even beyond our previous expectations . We highlighted that as we accelerate deployment of capital towards high - growth areas, we are on track to meaningfully shift our portfolio in these areas as our business continues to grow from 18 % to 24 % of our business by 2027 based on our plans . We also highlighted how we continue to drive operational excellence through digitization and factory of the future tools . We believe these actions will ultimately allow us to continue to win business, manage ongoing price pressures, cost inflation and contribute to margin expansion . Lastly, as we examine the broader market for mobility, we see an expanding ecosystem for us to go beyond the traditional supply and manufacturer of vehicles, and we see a lot of opportunity to participate in this growing market . The current operating environment is challenging . However, we are managing through it, and I'm excited about what the future holds for Magna and our shareholders . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 3 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

With that, I will hand it over to Pat to take you through the financials. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Thanks, Swamy, and good morning, everyone . First, I'll start with a detailed review of the quarter . Global vehicle production increased 2 % in the quarter, driven by North America, which was up 14% , partially offset by China and Europe down 5 % and 1% , respectively . Our consolidated sales were $ 9 . 4 billion, up 4 % from the second quarter of 2021 . The increase was primarily due to higher North American vehicle production, higher assembly volumes, the launch of new programs and price increases to recover certain higher input costs . These were partially offset by the negative impact of foreign currency translation, lower sales in Russia, net divestitures and customer price concessions . On an organic basis, our sales increased 12 % year - over - year, representing a 4 % growth over market in the second quarter . Adjusted EBIT was $ 358 million, and adjusted EBIT margin declined 240 basis points to 3 . 8% , which compares to 6 . 2 % in Q 2 2021 . The lower EBIT percent in the quarter was substantially due to higher net input costs . Other items that negatively impacted margin were operating inefficiencies and other costs at a facility in Europe, reduced earnings on lower sales in Russia, a favorable value - added tax settlement in Brazil in Q 2 of last year, lower tooling contribution and lower equity income . These items were partially offset by higher favorable commercial settlements, lower net warranty costs and divestitures of loss - making entities . Equity income was down $ 19 million year - over - year to $ 25 million in the quarter . The decline reflects reduced earnings on lower sales and higher net input costs at certain equity - accounted entities and electrification spending in our LG JV . Our adjusted effective income tax rate came in at 24 . 9% , in line with our Q 2 expectations, but higher than Q 2 of last year . Net income attributable to Magna was $ 243 million compared to $ 426 million in Q 2 2021 , reflecting lower EBIT, higher interest expense and a higher tax rate . Diluted EPS was $ 0 . 83 compared to $ 1 . 40 last year . The decrease is the result of lower net income, partially offset by a lower number of shares outstanding . The lower number of shares outstanding primarily reflects the impact of the purchase and cancellation of shares during and subsequent to Q 2 of 2021 . I will now review our cash flows and investment activities . During the second quarter of 2022 , we generated $ 560 million in cash from operations before changes in working capital and invested $ 139 million in working capital . Investment activities in the quarter included $ 329 million for fixed assets, an $ 80 million increase in investments, other assets and intangibles and $ 2 million in public and private equity securities . Overall, free cash flow was $ 52 million in Q 2 . We also repurchased $ 212 million of our common shares and paid $ 130 million in dividends . At the end of the second quarter, our adjusted debt to adjusted EBITDA was $ 1 . 48 million and our liquidity remains strong at $ 5 . 2 billion, including almost $ 1 . 7 billion in cash . Next, I will cover outlook . We have held our production estimates in line with our previous outlook . And we assume exchange rates and our outlook will approximate recent rates . Given recent currency moves, we now expect a weaker euro, Canadian dollar and renminbi for 2022 relative to our previous outlook . We have increased our expected ranges for BES, Power & Vision, Seating and consolidated sales, largely reflecting improved program mix, partially offset by the strengthening of the U . S . dollar, in particular, relative to the euro . Our Complete Vehicle segment has also improved mix programs . However, this benefit is more than offset by our assumption of a weaker expected euro leading to a slight reduction in the sales range . Interest expense has been reduced to approximately $ 80 million from approximately $ 90 million previously, primarily reflecting higher interest rates . And our expectations for the adjusted EBIT margin, equity income, tax rate, net income attributable to Magna and capital spending are all unchanged from our last outlook . And we have maintained our free cash flow projections in the range of $ 700 million to $ 900 million . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 4 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

In summary, our second quarter was in line with our expectations, and we anticipate stronger results in the second half of the year relative to the first half . Our sales outgrew weighted production for the quarter, and this is expected to continue . This is driving the increase in our outlook . We continue to focus on operational excellence, managing our costs and obtaining customer recoveries to help address the current challenges and our future . And we are making progress in our go - forward strategy . Thanks for your attention this morning . We will be happy to answer your questions . QUESTIONS AND ANSWERS Operator (Operator Instructions) Our first question comes from John Murphy with Bank of America Securities . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Can you hear me okay? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes, John . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes, John . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst So I guess the first question is, the second quarter came in a fair amount weaker than we were expecting, but you maintain the full year . So I'm just curious if you look at this there a reasonably meaningful acceleration in the second half versus the first half on EBIT . I just -- what are the kind of the key drivers there? Is it a function of volumes coming through or there being more stability in schedules and law is easing? What are the key drivers there? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO John, I think you've covered most of the key drivers . It really is driven by volumes . We are seeing -- when you neutralize for the amount of FX, given the euro's decline, we are seeing improved, I would say, production activity that's being offset by the foreign exchange . We have positive volumes . We also have positive mix . And to your point earlier as well as we are seeing improvement in the cadence of our recoveries . And finally, we are seeing some stability coming into the production schedules . So I think all those factors are driving that cadence . But I think as well, John, I know the expectations for -- your expectations for Q 2 are 1 level . I have to reiterate that our expectations were in line . So we executed against our expectations in Q 2 . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 5 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst Okay . All right . That's helpful . And then just a second question . I mean, traditionally, when times get tough, you guys win a decent amount of takeover business . And it's depending on where you sit in the value chain, it's kind of a tough time, particularly for some smaller suppliers . So I'm just curious if there any takeover business that you see either now that may be coming available for you or especially as volumes and some of these other suppliers can't handle the ramp back up? I mean have you -- are you seeing any of that now or expect to get some time in the coming quarters? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John . I would say we are keeping our eyes wide open right now, and there is discussions to an extent, I would say, looking at takeover business and so on . I think as the current economic conditions continue or hopefully, they end soon, but as they continue for the next short period of time, I think there should be such opportunities . And whether it's customer interaction and learning from them and looking to help out there or just opportunities that come to us, we are being very attentive, let's say . John Joseph Murphy - BofA Securities, Research Division - MD and Lead United States Auto Analyst And Swamy, maybe just the last one . I mean when you look at what Ford is doing in a reordering and re - segmentation of it's not just into county, but it's internal ops around EVs and ICE . I mean what does that mean for you? I mean they're obviously a large customer and you see other large customers doing anything like that, that may either be good or bad for your business? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director John, I think it's a fluid condition, but we are having a lot of conversations, whether it's with Ford or other customers who are looking at reprioritizing or looking at optimizing the best way to, I guess, address both segments, right, which is ICE as well as the fast accelerating EV market . But if you just look overall from an organizational perspective, how the purchasing functions work, how the development work is done, I think will have an impact on our conversations with them . As you know, with most of our customers, we have holistic strategy road map discussions . So we are at the table, given the various products that we are in . I think overall, it's going to be helpful for us, and we have said that in the Investor Day and many other occasions as we talk about system integration and bringing things together, and providing overall optimized cost at a system level rather than each of the product, I think Magna has a benefit . As you talked about electrification and what happens to the body and therefore, its impact on the seats are a good example we talked about DMS how inside mirrors can work with Camera and ADAS, and we are talking about connected powertrains in the future . So if you look across Magna, I think bringing things together, I believe, will give us an advantage as we have these conversations . Operator Our next question comes from Itay Michaeli with Citigroup . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector Just first wanted to hold on 2 items in the quarter . First, I was hoping you could quantify the operating inefficiencies at the facility in Europe? And second, maybe talk a bit more about the seating margin . It looks like you're expecting that to get back to maybe mid - 4 % in the second half . I hope you could kind of talk about the quarter and the bridge there for the second half of the year? JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 6 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think, Pat, you can talk a little bit about the seating margins . But the best facility, I think, from a program change perspective, a complex product led to inefficiencies . In terms of scrap and therefore, started to impact, I would say, the capacity allocation and meeting all the customer expectations in terms of production . There's team in place . There is a very clear understanding of the issue, a very good plan . As you can imagine, if you look at any situation like this, it takes a little bit of time to get to full stability of the production . So that's really the impact . We are not getting into the specifics . But Itay, as you heard Pat talk about, I think it was about a 25 basis points impact on the Q 2 , and I would say about 20 basis points for the second half of ' 22 . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO And as far as the seating, when you look at the margins going forward, I think I would frame them more is that margins are stabilizing and returning to expectations . Our Seating business was disproportionately hit, I would say, in H 1 , and in particular in Q 2 with the nature of the business with the stop/stop nature of what we see in the first half of the year and some of the negative mix where we have some higher vertical integration . So I think what we're seeing is we were disproportionately hitting Q 2 and in H 1 . And as we move into H 2 , we're seeing that stabilize and returning to previous levels . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director It's a some normal launch cost in the first half, but that subsided in the back half as well . Itay Michaeli - Citigroup Inc . , Research Division - Director & Global Head of Autos Sector That's very helpful . And then just 2 other quick follow - ups . First, to what extent is for the second half margin rate a good baseline to think about 2023 ? I know there's a lot of noise with customer recoveries, but hoping you can maybe give us some help there . And then maybe for Swamy, hoping you can maybe update us on just overall booking and quoting activity, kind of what you're seeing in new business in the second quarter? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . We're not going to get specifically into our ' 23 margins where if it's the cadence we go through, and it's not a new situation, but we're going to start our business planning process . But if you start doing the cadence of our earnings from H 1 into H 2 , you do see an improvement in our earnings . So our exit margin should be more reflective go forward . I think the -- we were disproportionately hit in H 1 on some of the commodities, and we're seeing improvements as we go forward . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think the second part of the question that you asked in terms of bookings . We kind of look at the overall year plan, and there is, I would call it, lumpiness sometimes on the decision - making process it . But if you sit and look at today where we are, I would say we are pretty much in line with the plan and doing well and feel comfortable that will track to the plan, if not better, I would say, sitting where we are right now . Operator Our next question comes from Peter Sklar with the BMO Capital Markets . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 7 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Peter Sklar - BMO Capital Markets Equity Research - Analyst Pat, a question for you . In the last 2 quarters, you've given us an update on the magnitude of the unrecoverable incremental costs . I believe your last update was $ 565 million on an annual basis . Now there seems to be some puts and takes listening to the discussion . This morning, it sounds like you do -- you have had some successful commercial settlements with your customers . It sounds like commodity costs are easing somewhat . I'm just wondering if you can give us an update on that number . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . The number hasn't really moved, Peter . I think to your point, there has been some puts and takes between the gross to net, but we're holding firm at the $ 565 million . If you remember, we started the year at $ 275 million . We saw some acceleration in April primarily driven by Russia's invasion of Ukraine, driving a lot of energy costs throughout the European continent . So when you put all together, where we stand today, as you said, there's some puts and takes, but we're holding up to $ 565 million . So I think some of that stability is coming in . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then my next question is I believe it was just over $ 400 million of impairment charges you took during the quarter . Is the lion's share of that impairment of the Russian assets? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Exactly, Peter . So when you break down the other expense, there's, like you said, just over $ 400 million in a 4 . 25 roughly . And of that $ 4 . 25 million, $ 50 million of it relates to mark - to - market on warrants and other private public entity securities . But the bulk of it does relate to the Russian impairment, which was $ 376 million . And effectively, what we've done, Peter, is given the accounting rules and our ability to generate cash flow out of that market, we've impaired it . We fully impaired the assets other than the cash balances, which we're not able to do under accounting standards . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And Pat, when you say fully impaired, you mean it's impaired to 0 , so we won't see that in future quarters? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Exactly . Other than the ... Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And then my last question -- and then my last question for the management team . I'm just wondering if you could give some flavor around the performance of the Power & Vision . There was no revenue growth . Your margins deteriorated year - over - year, I think, from about down to 3% - ish . And I thought you might have had some growth there and improvement your ADAS programs come on . So I'm wondering if you could just talk a little bit about what's unfolding in that segment? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO I can start, and I think Swamy can jump in as well . When you break the numbers down, Peter, and you think about what's happening in the industry, we talk a lot about higher input costs, whether it's inflation and whatnot . This group is disproportionately hit in that space because they are exposed much more to the chip space . And they have also -- the other issue or the fact is that they have more of a European footprint . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 8 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

So when you think about what's driving our $ 565 million relative to the size of this group, there's a higher amount of that -- those costs into this area . So when you look year - over - year, we're down 380 basis points . Substantially, all of that decrease is inflation type items . Peter Sklar - BMO Capital Markets Equity Research - Analyst Okay . And there's no revenue growth . I thought some of your ADAS programs would be ramping by this time . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think the ADAS program ramp is a slow ramp as we start going into the launch of the programs you might be talking, Peter . But generally, overall from the perspective of ADAS or powertrain operationally as well as, call it, the general health and the booking traction, we feel good in terms of the plan that we talked about in the Investor Day or in the previous quarters . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO And we're going to see some of that growth that's going to come through unconsolidated sales in our consolidated results... Peter Sklar - BMO Capital Markets Equity Research - Analyst Meaning it's in the equity line? Seetarama Swamy Kotagiri - Magna International Inc. - CEO & Director Yes, correct. Patrick W. D. McCann - Magna International Inc. - Executive VP & CFO Correct. Operator Our next question comes from Chris McNally with Evercore. Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD I was wondering if we could follow up on the $ 565 million headwind inflation for the year . Is it possible to broadly bucket, in broad percentage terms, how much are hard to recover, hard to quantify? You probably it's going to take more like 12 to 18 months for things that are or more direct raw material - related just not covered by pass - throughs . Because I just imagine things like utility and transport, it's going to take longer because we're in sort of new territory . Any sort of way to bucket so we can just have an idea of how those recoveries would work would be super helpful? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Chris, I wish I could give you the granularity . But you're kind of looking at our assumptions . And if you look at the estimate last quarter year - over - year, I would say that net input costs for ' 22 was the mention -- the number you mentioned, the $ 465 million, obviously, right? Some amounts have changed . And as I mentioned, our discussions with the customers are ongoing . We've had some success -- and we are not even looking at just ' 22 , JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 9 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

right? We got to look at some of the costs incurred in the past . We're going to look at how to carry forward these discussions into possible continuing effects in ' 23 and beyond . So it's kind of a complex equation trying to figure out how best to address this . Obviously, the big topics, I would say, are the commodities, the semiconductors and other materials, there is energy -- and given the production conditions not being very stable, I would say, right, our primary goal is now how to keep supporting our customers . So there is premium wages and freight and other and so on . It's kind of really difficult to put a pin on each one of them and categorize this, Chris . But we very much focused on not just looking at the $ 465 million . And it's a continuing conversation going forward, $ 565 million, sorry, not $ 465 million, with various customers . Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD No, that's very helpful, Swamy . And again, it's more of a question of the high level for the -- how Magna is thinking about going back to the OEMs through these conversations . I guess the other way we could think about it is in February, you gave a guide for 2024 , obviously, volume dependent, 8 . 1 % to 8 . 6 % margin . Over the next couple of months, you incur another $ 200 million in sort of extraordinary costs due to the war . The question is, do you think if we got back to that volume level, we have over the next 2 years, the ability to make up that $ 200 million, so that broadly speaking, and obviously, you're going to give an updated guide, that you remain on target for 2024 volume dependent? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director So Pat, you can jump in . But I think we talked about, Chris, that's exactly what we kicked off as a normal annual business planning process right now, and we go kind of bottoms up, right? And if you look at the last 3 years -- 3 months, the volumes have changed a few times, right? And there's certain -- uncertainty still . So we look at the volumes . But broadly speaking, right, you got to consider the current economic conditions and the recovery discussions that we are having, some of it - - it comes in various forms, right, whether it's banks or productivity improvements and businesses and so on and so forth . I think the intent would be to take all of that as a best guess . I shouldn't say best guess, the best effort to put things together, and that's what will help us come to the guidance when we come to February of ' 23 . But we have to take all of this inflation and what we end up at the end of the year with our conversations or discussions with customers, all of this will play a role . I don't know, Pat, do you want to add something? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes . The only thing I want to add, Chris, it's not a linear calculation, right? So it's not you just carry these numbers forward . Part of the discussions we have with our customers is not just looking at ' 22 and asking for a check to recover . So what we're looking at is multiple factors . You're looking at PO changes, which will continue . The other factor we look at is do we have an ability to pass that cost through to the customer via customer programs that we're derisking our bonds . And some of that derisking strategy, you're pushing it through and you're effectively pushing your cost up to the customer . And it allows us to focus on what we're good at, which is manufacturing . And so we look at derisking strategies, whether it's on energy, materials . And just to clarify on your first -- when we started this conversation, when you think about the pass - through costs, we have significant costs -- or the commodity costs that are on pass - through programs that are already -- where the cost flow directly to the customer . So when you look at changes on the price of steel, if we're on a customer resale, we're not exposed in that area . So I apologize for the long answer, but that's it's a very complicated influx ... Christopher Patrick McNally - Evercore ISI Institutional Equities, Research Division - Senior MD I know it's a tough question . . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 10 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question comes from Mark Delaney with Goldman Sachs . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst First one is to better understand the full year top line outlook . You've left your global production assumptions unchanged, but you did pick up the full year revenue guidance even though I think there's some FX headwinds there . So maybe you could talk a little bit more on what's leading to the slightly higher revenue view despite the unchanged production outlook? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Mark . I think we break down our volume mix . So part of the win actually has happened in Q 2 . So we outperformed in Q 2 , and I think we can get a chance to go to the MD&A . But we're seeing a couple of things that's driving that . We have -- you think about we have positive mix . So when you look at some of the mix on the volume side of it, we're seeing positive mix in Q 2 , but also continuing out through the balance of the year . That's really just program volumes . The second area where we have some positivity relates to content on the programs and mix within the various programs . And then finally, what we're also seeing is, we're talking about a lot of these recoveries . Some of them do come in the form of a PO adjustment, whether it's a past like a resale program or some of the recoveries receiving from our customers . Thus, all those factors are driving an increase in net content per vehicle, I would say . To your other point, you're right, we do have impact the other way on foreign exchange and that's primarily driven by the Europe declined significantly in the last 3 months . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I think the mix is more impacting us in the back half of the year than we saw in Q 2 , a little bit positive in Q 2 , but more in the back half . Mark Trevor Delaney - Goldman Sachs Group, Inc . , Research Division - Equity Analyst Got it . That's helpful . And then my second question is on Europe, and hoping you can share more details about what Magna is seeing in Europe related to potential gas and energy shortages . Maybe you can speak to what Magna and perhaps the industry more broadly are doing to potentially mitigate impacts? And to the extent natural gas flows do sustain at very low levels? Do you have any early assessments about how much production could be impacted in Europe? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . I think it will be very difficult in these conditions to have an assumption of what the production impact would be given the fluidity of the situation there . But whether it was COVID or whether it was chip shutdowns, we are reacting to a, call it, a very volatile situation, right? But whether it was the sustainability efforts that we have taken up and looking at optimizing energy, how do we plan all of these things come into play and hopefully help us in thinking through the energy part of it . To the extent possible, we have the contracts in place . But given the current state, we have to see what it might be . I think the energy crisis that we're talking about in Europe has a much larger impact beyond even automotive in Europe . I think the secondary effects could be far out reaching . Other than looking at the DNA of resilience and being agile and working with the customers, I don't know if there is a whole lot that could be done from an energy perspective . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 11 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question comes from Joseph Spak with RBC . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Sorry, I just to sort of go back to some of the change in guidance . I understand you think mix in CPV and some of the recoveries are better on the top line . But then you sort of you sort of still kept this $ 565 million of headwinds, which I think was a net number, right? So I guess the implication would be that maybe you also raised your gross commodities, and we are starting to see some falling there . So can you just help me understand exactly -- I understand there's a little bit of maybe a give and a take between sort of how you assumed some of those -- some of the netting of the gross headwind that was going to occur . But it's still -- I'm still having a little bit of trouble or difficulty sort of squaring some of your comments? Louis Tonelli - Magna International Inc . - VP of IR Yes, I think you're right, Joe . I mean, we talked about puts and takes in the net number, some things went up . Some of those input costs went up whether be commodity otherwise . But some of our recovery expectations went up as well . So the net number did not change . But -- and I wouldn't say that's a huge number, but there's a little bit of incremental recoveries that's built into our plan . The bigger element, I think, is the program mix . Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . Do you think you can get to a better probably not all the way neutral, but to a better price cost equation by the end of the year? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes . Joe, I think we continue, like I said, our discussions with your customers, right? When we talk about the $ 565 million, say, it's a planned number . Obviously, it's not the end all, right? We continue to push in all directions . And as Louis said, if we look at some of the recoveries that were already built in before we talked about the net $ 565 million number . And as they come to start to flow through the sales line, the cost of sales line, they remain kind of margin neutral . Like I said, again, we are not just looking at ' 22 . We are looking at recoveries in general and holistically, what could it mean to us as a business in the long term . As we are looking at new codes, we look at new economics . As part of these conversations, it's a multivariable equation, I should say that we are having conversations right now . So all I can say is we will be focused not tied to the $ 465 million number, but overall, how much more can we optimize and how do we optimize, right? Joseph Robert Spak - RBC Capital Markets, Research Division - Autos and Leisure Analyst Okay . Maybe just to go back to Europe and energy . And I understand like quantifying or potential impacts to your customers is pretty much impossible at this point . But like specifically with your Steyr business there, if you -- like how does it work contractually with your customers that you're making cars for if you have to -- if you have some higher energy costs there? Where does that get absorbed? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Joe . To be honest, it really varies depending on the contract that we have . So when you think about our Steyr business, it has some significant productions under a couple of contracts, and it really varies depending on which customer and which contracts we're working on . I think the vast majority of our contracts in Europe outside of Steyr would be primarily it's the economics of our responsibility, and that's fully reflected in the $ 565 million and the recoveries that we're targeting and were the recoveries that we have achieved already .. . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 12 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator Our next question comes from Colin Langan with Wells Fargo . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Just wanted to follow up on the $ 565 million in input costs . Can you just remind us of the cadence through the year? How much was it again in Q 1 ? And how much was it actually this quarter? . Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Colin, it's Pat here . I can jump in as far as the cadence and if you have a follow on . But when we look at the breakdown of the $ 565 million, what we had experienced in the first quarter was about in the range of about $ 200 million just broadbrush, and we experienced the same in the second quarter . So when you think about the cadence going forward, we're not going to provide a split by quarter . But that's going to leave just under $ 200 million for the back half of the year on a year - over - year basis . So H 2 of 2022 versus H 2 of 2021 . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Got it . Okay . And I think that sort of helps explain my second question . So if I look at the midpoint of guidance, it looks like sales are up just 2 % first half to second half, but about a 30 % EBIT . So it has a pretty large contribution on that . The biggest delta is going to be much lower input cost headwinds . Is that really driving that high contribution on sales? Louis Tonelli - Magna International Inc . - VP of IR Recoveries . Recoveries again input cost . Colin M . Langan - Wells Fargo Securities, LLC, Research Division - Senior Equity Analyst Recoveries -- on those input costs . All right . Got it . Okay . And then why the 2% -- well, I guess, year - over - year in first half, second half get a little wonky, but why just 2 % growth considering I think IHS is up 9 % for first half, second half . Is that just really FX starting to dip into sales? Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Yes, I think that's the biggest driver of it . The euro did decline significantly from our previous estimate . So what you're seeing is, as I said earlier, you have an increase in production activity in local currencies and it's being deteriorated or reduced that benefit because of foreign exchange translation . Vincent Joseph Galifi - Magna International Inc . - President Yes, I don't think when we looked at it, we were that far off IHS in the region . So we're pretty much in line . It's more just currency impact . Operator Our next question comes from James Picariello with PNB Paribas . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 13 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Just on electrification and the LG powertrain and Hasco JVs . Can you just talk about Magna's progress in general, the major programs you have in the pipeline and just how things are progressing relative to the multiyear sales ramp you have targeted over the next few years? I believe the LG JV broke ground on a facility in Mexico back in April . Just wondering what the update is there on timing? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I guess the short answer would be progressing well, but I'll give some color . When -- I think if you go back and look at it, we looked at the 2019 as a basis for our LG - Magna joint venture and Kinotalked about a 50 % CAGR over the 3 - year period at that time . I would say we are progressing well as we continue to gain traction and put plants into implementation . The result was the breaking ground in Mexico for the facility there . And if you refer to our investment - - investor deck slides and s o on in our past commentary, we kind of talked roughly about $ 4 billion in electrification sales looking forward . And we came back in our Investor Day and said we opted to $ 4 . 5 billion now because we continue to execute on our plans and see further traction, right? You talked a little bit about our JV and our wholly owned business, I think . I would say we continue to launch the programs that we have talked about in the past, and we also continue to gain traction in looking at new business from our customers . So all in all, I would say, according to the plan that we communicated, we are in line or beating the discussions we have had a year ago . James Albert Picariello - BNP Paribas Exane, Research Division - Research Analyst Got it . That's great . And I know you touched on this aspect, but can you share your thoughts on just what the contingency plans might be for the energy rationing possibilities in Europe? And just have Magna is positioned from that standpoint? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I wish we could have a say in the policy implementation of energy rationing . But I would say it is a lot of discussions with our customers because not having one part, it's not going to get the car made . So I think there is a cohesive effort, I would say, from the customer and the entire supply base to see how we can keep the pipeline full and no pun intended benefit pipeline . So other than that, I mean, honestly, there is no clear answer to this, right? We're all looking to see how we can stay resilient and function through all of it . It's just not a company solution . I think it's got to be an industry - wide solution for this one . Operator Our next question is from Rod Lache with Wolfe Research . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Just -- first of all, just one clarification . So on the quarter, the $ 200 million year - over - year decline in EBIT . I see material up by 300 basis points as a percentage of sales . And you commented on the $ 200 million impact of nonrecovered costs as basically the reason for the decline . But I'm not sure I'm seeing any contribution on the $ 800 million or so of organic sales growth . And just to clarify, is that largely because that growth was actually reimbursement for the gross impact of the cost that you're incurring? JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 14 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Patrick W . D . McCann - Magna International Inc . - Executive VP & CFO Ron, it's Pat . I think there's quite a few puts and takes, but to quickly answer your question, we do see a pull - through on our sales . So there is a boat like mentioned, you got to back out the FX . So if we start at the top, we have some headwinds on FX, right? So that's $ 600 million plus on sales . And when you back out, I would - - you know ho w translation work, there's not much pull - through on that number . You're basically pulling throughout the average FX margin rate by the region . So you back off the FX . So we do have positive sales activity, again, I would say, higher than the $ 800 million, and it does have a positive pull - through more in the range where we've experienced in the past . The other thing to consider is our operations in Russia on a year - over - year basis . So we guided previously that we have about in the range of about $ 400 million of sales in the Russian market . So if you just take that by quarter, you're talking roughly another $ 100 million . And the pull - through on that would not be at our standard pull - through because we've effectively idled all those operations . So you're decrementals there are pretty significant . Again, we talked about our 25 basis point impact on our operations in Germany . That's continuing . And as I said, Swamy mentioned earlier, that's -- we expect that to continue to go forward range about 20 basis points . Then you have some other puts and takes . When you put it all together, very long answer, Rod, and I apologize, but we are seeing pull - through on our incremental sales to and to your very specific question . Louis Tonelli - Magna International Inc . - VP of IR To your point, we're doing -- there's index contracts and we're getting a price adjustment . It's really -- it's margin neutral, right? We're adding a higher cost of sales, higher sales . It's margin neutral, and that drags the margin down a little bit . And that's sort impact of quarter end this quarter . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst So what's the gross impact or the -- when you're talking about $ 200 million of nonreimbursed expense, there was a reimbursement component . Can you just maybe give us a sense of how large that is? How of your growth over market is coming from the reimbursement of higher costs? Louis Tonelli - Magna International Inc . - VP of IR The growth of our market year - to - date, the majority of that is just pure content growth, but there is a portion that's related to recovery, whether it be index type contracts or other recoveries . In the quarter, we had, let's say, a higher proportion of it was related to recoveries . So we had just pure organic growth related to mix and content growth, et cetera, also in the numbers . We're not disclosing the gross numbers . We've only been talked about the net numbers on the net input costs . Rod Avraham Lache - Wolfe Research, LLC - MD & Senior Analyst Okay . Just 2 other things . So Ford on their earnings call mentioned that they had -- they have 550 suppliers at risk in Europe in the event of rationing and that they're building a 30 - day buffer stock . Are you hearing anything along those lines with regard to building up additional inventory from your customers? And then lastly, Swamy, on your prepared remarks, you talked a little bit about going beyond the supply of manufacturer vehicles . Could you just elaborate what you were referring to? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Yes, absolutely, Rod . I think when we talk about energy rationing, I talked about it, we are seeing various initiatives, I should say, across OEMs and to see how we can as much possible as you can, right, given the condition there to figure how to protect production, whether it's inventories or buildups and so on . I wouldn't say there is one thing that we are seeing across the board . There is a mix of everything . But definitely, that is very much in focus . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 15 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

The second point, when I talked about beyond it, you heard me talk about mobility ecosystem, how can we leverage Magna overall from a system perspective beyond our core businesses, parts and system supply and contract vehicle manufacturing, whether it is delivery logistics, looking at what Magna can bring in as platforms, whether it's last mile, whether it's micro mobility, possibly from an automotive infrastructure - related topics, whether it's charging stations and so on . It's in a preliminary evaluation, and we continue to have several discussions on that topic . But I would say it's pretty preliminary . That's what I meant by the comment in my prepared statement . Operator And our final question comes from Michael Glen with Raymond James . Michael Glen Maybe just to start on M&A environment in terms of what you're seeing? Are you seeing an uptick in opportunities present themselves? Like is there anything looking interesting to you at this point in time? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I would say we continue to scan the M&A landscape more, I would say, in a very deliberate fashion, looking to see how from a tax perspective, addressing whether it's a technology customer, geographic footprint . That continues . I think in the initial comments to your question, I said, given the economic conditions, there might be opportunities that might come along and we are very attentive, I should say, and stay focused to see it . And we are in the industry . We are well known and they all come to the table . So I don't think our approach to M&A changes because of it, but we'll -- I would say, have here ear to the ground a little bit more . Michael Glen And just maybe one on Europe . Going across the segments, with the Q 1 results, I believe there was a comment indicating that body and exteriors, there was an impact to think about from rising energy prices and I think earlier in the call, indicated Power and Vision as well . Are those the 2 primary segments where you would see pressure on the rising energy and which segment sees more pressure? Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director I don't know whether it's a segment question, I think it will be more the process - related question, right, whether it's where you have energy - intensive processes, right, whether it's stamping or machining or molding and so on and so forth . So I think it would cut across . But given the nature of the product and the mix of the processes, I would say, the BES segment and powertrain would be high energy, utilizing processes in place . Given that logic, I would say your assumption is correct . Operator Mr . Kotagiri, I'll turn the call back to you for closing remarks . Seetarama Swamy Kotagiri - Magna International Inc . - CEO & Director Thank you, and thanks, everyone, for listening in . As I said, the industry environment remains difficult, but we continue to demonstrate resilience while staying focused on our go - forward strategy . It's not just about today, but about the future . Hopefully, you've heard that in our message . I enjoy the rest of your day, and have a great weekend . Thank you . . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 16 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.

Operator That does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines. DISCLAIMER Refinitiv reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes . In the conference calls upon which Event Transcripts are based, companies may make projections or other forward - looking statements regarding a variety of items . Such forward - looking statements are based upon current expectations and involve risks and uncertainties . Actual results may differ materially from those stated in any forward - looking statement based on a number of important factors and risks, which are more specifically identified in the companies' most recent SEC filings . Although the companies may indicate and believe that the assumptions underlying the forward - looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward - looking statements will be realized . THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY'S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS . IN NO WAY DOES REFINITIV OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT . USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY'S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY'S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS . © 2022 , Refinitiv . All Rights Reserved . JULY 29, 2022 / 12:00PM, MG.TO - Q2 2022 Magna International Inc Earnings Call 17 REFINITIV STREETEVENTS | www.refinitiv.com | Contact Us ©2022 Refinitiv. All rights reserved. Republication or redistribution of Refinitiv content, including by framing or similar means, is prohibited without the prior written consent of Refinitiv. 'Refinitiv' and the Refinitiv logo are registered trademarks of Refinitiv and its affiliated companies.